Free Writing Prospectus (To the Prospectus dated July 19, 2013, the Prospectus Supplement dated July 19, 2013 and the Prospectus Addendum dated February 3, 2015)	Filed Pursuant to Rule 433 Registration No. 333-190038 June 30, 2015

Barclays Bank PLC – Phoenix Autocallable Notes linked to the Common Stock of Bank of America Corporation

Trade Details/Characteristics
Issuer:	Barclays Bank PLC
Principal Amount:	$1,000 per note
Initial Issue Price:	$1,000 per note*
Reference Asset:	The common stock of Bank of America Corporation (the “Underlier”)
Contingent Coupon:	If the Closing Price† of the Underlier is greater than or equal to the Coupon Barrier on any Observation Date, the Issuer will pay a Contingent Coupon of $26.925 (equivalent to a rate of 10.77% per annum, payable at a rate of 2.6925% per quarter) on the related Coupon Payment Date.
If the Closing Price† of the Underlier is less than the Coupon Barrier on any Observation Date, the Contingent Coupon applicable to such Observation Date will not accrue or be payable.
Coupon Barrier:	85.00% of the Closing Price of the Underlier on the pricing date (the “Initial Underlier Value”) (rounded to two decimal places)
Automatic Call Feature:	The notes will be automatically called if the Closing Price† of the Underlier on any Observation Date is greater than or equal to the Initial Underlier Value. If the notes are automatically called, Barclays Bank PLC will pay on the applicable call settlement date (as defined in the accompanying FWP) a cash payment per note equal to the principal amount plus the Contingent Coupon otherwise due on the related coupon payment date pursuant to the Contingent Coupon feature. No further amounts will be owed to you under the notes.
Trigger Value:	85.00% of the Initial Underlier Value (rounded to two decimal places)
Payment at Maturity:	If the notes are not automatically called and the Final Underlier Value is greater than or equal to the Trigger Value, Barclays Bank PLC will repay you the principal amount of your notes, plus the Contingent Coupon otherwise due for the final quarter (subject to issuer credit risk).
If the notes are not automatically called and the Final Underlier Value is less than the Trigger Value, you will have full 1-to-1 downside exposure to the negative performance of the Underlier from the Initial Underlier Value to the Final Underlier Value and you will lose some or all of your principal.
U.K. Bail-in Power Acknowledgment:	By acquiring the notes, you acknowledge, agree to be bound by and consent to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority.
Maximum Potential Loss:	100%
Observation Dates:	Quarterly (for determining applicability of Contingent Coupon and Automatic Call Feature)
Maturity Date:	54 weeks
CUSIP/ISIN:	06741UZE7 / US06741UZE71
†The “Closing Price” for purposes of the final Observation Date as well as the Final Underlier Value will be the arithmetic average of the Closing Prices of the Underlier on the Averaging Dates, as set forth in the accompanying free writing prospectus (“FWP”). Please see the accompanying FWP for further detail on how the “Closing Price” and “Final Underlier Value” will be determined.

Selected Risk/Considerations

•   100% Principal at Risk.  You will lose some or all of your investment if the Final Underlier Value is less than the Trigger Value, as measured by determining the arithmetic average of the Closing Prices of the Underlier on the Averaging Dates.

•   Any payments on the notes are subject to issuer credit risk.

•   You may lose some or all of your investment if any U.K. Bail-in Power is exercised by the relevant U.K. resolution authority.

•   The notes do not guarantee the payment of any coupons over the term of the notes.  You will not receive a coupon payment in respect of any Observation Date where the Closing Price of the Underlier is less than the Coupon Barrier.

•   The appreciation potential of the notes is limited to the coupon payments, and you will not participate in any appreciation in the value of the Underlier, which may be significant.

•   Investor does not receive dividends or have any other rights that holders of the Underlier would have.

•   If the notes are automatically called early, there is no guarantee that you would be able to reinvest the proceeds in a comparable investment.  Your holding period over which you could receive the per annum return could be as short as approximately three months.

•   There may be no secondary market.  Notes should be considered a “hold until maturity” product, unless automatically called.

•   Additional risk factors can be found under “Additional Risk Considerations” below. See also “Risk Factors” beginning on page S-6 of the accompanying prospectus supplement and “Selected Risk Considerations” beginning on page FWP-7 of the accompanying FWP.

•   Barclays Bank PLC, the Issuer, acts as calculation agent.

Trade Details/Characteristics

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated July 19, 2013, the prospectus supplement dated July 19, 2013, the prospectus addendum dated February 3, 2015 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you each of these documents if you request them by calling your Barclays Bank PLC sales representative, such dealer or toll-free 1-888-227-2275 (Extension 2-3430). A copy of each of these documents may be obtained from Barclays Capital Inc., 745 Seventh Avenue —Attn: US InvSol Support, New York, NY 10019.

* Our estimated value of the notes on the pricing date, based on our internal pricing models, is expected to be between $956.80 and $976.80 per note.   The estimated value is expected to be less than the initial issue price of the notes. See “Additional Information Regarding Our Estimated Value of the Notes” in the accompanying FWP.

Additional Risk Considerations

Please see the prospectus, prospectus supplement, prospectus addendum, index supplement (if applicable) and the related free writing prospectus for a more detailed discussion of risks, conflicts of interest, and tax consequences associated with an investment in the notes.

Credit of the Issuer. The types of notes detailed herein are unsecured and unsubordinated debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes, including any repayment of principal, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due, and is not guaranteed by any third party. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the notes and, in the event Barclays Bank PLC was to default on its obligations, you might not receive the amounts owed under the terms of the notes.

You may lose some or all of your investment if any U.K. Bail-in Power is exercised by the relevant U.K. resolution authority. By your acquisition of the notes, you acknowledge, agree to be bound by and consent to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority.

No rights to the Underlier.  As a holder of the notes, you will not have any rights (including any voting rights or rights to receive cash dividends or other distributions) that the holders of any Underlier or components of the Underlier would have.

Limited liquidity. You should be willing to hold the notes to maturity.  There may be little or no secondary market for the notes. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market in the notes.  If they do, however, they are not required to do so and may stop at any time, and there may not be a trading market in the notes.  If you sell the notes prior to their maturity, you may have to sell them at a substantial loss.

Certain built-in costs are likely to adversely affect the value of the notes prior to maturity.  The original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes.  As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which Barclays Capital Inc. or other affiliates of Barclays Bank PLC will be willing to purchase notes from you in secondary market transactions may be lower than the original issue price, and any sale prior to the maturity date of the notes could result in a substantial loss to you.

Your own evaluation of the merits.  In connection with any purchase of the notes, we urge you to consult your own financial, tax and legal advisors as to the risks involved in an investment in the product and to investigate the Underlier and not rely on our views in any respect.  You should make a complete investigation as to the merits of an investment in the notes before investing.

Historical results not indicative of future performance.  The historical or hypothetical performance of the Underlier should not be taken as an indication of the future performance of the Underlier.  It is impossible to predict whether the level, value or price of the Underlier will fall or rise during the term of the notes, in particular in the environment in recent periods which has been characterized by unprecedented volatility across a wide range of asset classes.  Past fluctuations and trends in the Underliers are not necessarily indicative of fluctuations or trends that may occur in the future.

Market risk.  The return, if any, on the notes is dependent on the performance of the Underlier to which it is linked.  Thus, changes in the level, value or price of the Underlier will determine the amount payable on the notes.  Unless your notes are fully principal protected (in which case, all payments on the notes are subject to the credit risk of Barclays Bank PLC as the issuer), if the level, value or price of the Underlier declines, you may lose some or all of your investment at maturity.

Price volatility.  Movements in the levels, values or prices of the Underliers and their respective components are unpredictable and volatile, and are influenced by complex and interrelated political, economic, financial, regulatory, geographic, judicial and other factors.  As a result, it is impossible to predict whether the levels, values or prices of the Underliers will rise or fall during the term of the notes.  Changes in the levels, values or prices of the Underliers will determine the payment on the notes.  Therefore, you may receive less, and potentially substantially less, than the amount you initially invested in the notes if the levels, values or prices of the Underliers decline.  Unless your notes are fully principal protected (in which case, all payments on the notes are subject to the credit risk of Barclays Bank PLC as the issuer), you should be willing and able to bear the loss of some or all of your investment.

Many unpredictable factors, including economic and market factors, will impact the value of the notes. In addition to the level, value or price of the Underlier on any day, the market value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:  the expected volatility of the Underlier or its underlying components;  the time to maturity of the notes; interest and yield rates in the market generally; a variety of economic, financial, political, regulatory or judicial events; supply and demand for the notes; and the creditworthiness of the issuer, including actual or anticipated downgrades in the credit ratings of the issuer.

Potential conflicts of interest.  Barclays Bank PLC and its affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging its obligations under the notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of the issuer are potentially adverse to your interests as an investor in the notes.

Tax treatment.  Significant aspects of the tax treatment of the notes are uncertain.  See “Selected Purchase Considerations—Tax Consequences” in the accompanying FWP.

An investment in the notes involves significant risk. You should carefully consider the risks of an investment in the notes, including those discussed above. In addition, you should carefully consider the “Risk Factors” beginning on page S-6 of the prospectus supplement, “Risk Factors” beginning on page PA-1 of the prospectus addendum, “Risk Factors” beginning on page IS-2 of the index supplement (if applicable) and “Selected Risk Considerations” beginning on page FWP-7 of the related free writing prospectus.